Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

April 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esq.

	Re:	Nationwide Mutual Funds File No. 333-237314

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on April 15, 2020, with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the Nationwide Destination 2020 Fund (the “Target Fund”) and Nationwide Destination Retirement Fund (the “Acquiring Fund” and, collectively, the “Funds”), each a series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2020, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

GENERAL

1.
Comment: In the Staff’s opinion, the reference to the Target Fund and Acquiring Fund investing in the same securities “although in slightly different amounts” in the third paragraph on page 1 is unclear. Do the Funds hold the same portfolio securities but allocate slightly different percentages to each Fund’s holdings? Please restate more precisely.

Response: The sentence has been revised as follows:

The investment goals, strategies and risks of the Funds are identical and they invest in the same securities, although ~~in~~ the percentage of each Fund’s allocations to such securities differs slightly ~~different amounts~~.

INTRODUCTION

What are the principal risks associated with investments in the Target Fund versus the Acquiring Fund?

2.	Comment: Please supplementally explain what is necessary to align the Target Fund and Acquiring Fund so the Funds will have identical principal risks and in the same degree.

Response: The Target Fund’s natural glidepath will result in the Target Fund reaching the same allocations as the Acquiring Fund, which will result in the Target Fund and the Acquiring Fund having the same principal risks in the same degree.

How do the performance records of the Funds compare?

3.
Comment: Regarding the statement, “Following the Transaction, the Acquiring Fund expects to maintain its current allocation percentages,” please consider whether this statement remains accurate in light of market changes due to the COVID-19 pandemic and if appropriate, clarify.

Response:  Registrant expects the Acquiring Fund to maintain its current asset allocations. However, Nationwide Fund Advisors, the Acquiring Fund’s investment adviser, may change the allocations at any time for any reason in its sole discretion.

COMPARISON OF INVESTMENT OBJECTIVES, PRINCIPAL STRATEGIES, POLICIES AND PRINCIPAL RISKS

What are the principal risk factors associated with investments in the Funds?

4.	Comment: Since this N-14 filed, significant market events have occurred due to the COVID-19 pandemic. Please consider whether the Funds’ disclosures, particularly risk

U.S. Securities and Exchange Commission

disclosures, should be revised based on how the pandemic is affecting both debt and equity markets.  If Registrant believes no additional disclosure is warranted, please explain supplementally why not.

Response: Registrant notes that each Fund’s statutory prospectus and SAI, which are incorporated by reference into the N-14, were supplemented on March 30, 2020 to address risk factors from the COVID-19 pandemic.

Each Fund’s statutory prospectus now includes the following disclosure for “market risk”:

Market risk is the risk that one or more markets in which a Fund or an Underlying Fund invests will go down in value, including the possibility that the markets will go down sharply and unpredictably. In particular, market risk, including political, regulatory, market, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market, can affect the value of a Fund’s investments. In addition, turbulence in financial markets and reduced liquidity in the markets may negatively affect many issuers, which could adversely affect a Fund. These risks may be magnified if certain social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) adversely interrupt the global economy; in these and other circumstances, such events or developments might affect companies world-wide and therefore can affect the value of a Fund’s investments.
Additionally, each Fund’s SAI now includes the following disclosure for “natural disaster/epidemic risk”:
Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Funds’ investments. Given the increasing interdependence among global economies and markets, conditions in one country, market, or region are increasingly likely to adversely affect markets, issuers, and/or foreign exchange rates in other countries, including the U.S. These disruptions could prevent the Funds from executing advantageous investment decisions in a timely manner and negatively impact the Funds’ ability to achieve their investment objectives. Any such event(s) could have a significant adverse impact on the value and risk profile of the Funds.

U.S. Securities and Exchange Commission

REASONS FOR THE TRANSACTION

5.
Comment: Regarding the reference to the Board’s March 11, 2020 meeting, given the date of the meeting, did the Board consider any potential complications with the merger due to economic/market impact of the current COVID-19 pandemic. Please clarify or explain.

Response: At its meeting, Nationwide Fund Advisors, the Funds’ investment adviser, provided information to the Board on the impact of the COVID-19 pandemic on various product proposals, including the merger.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:    Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire
Michael E. Schapiro, Esquire